SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 11, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated May 10, 2004 to announce that Dr. Wolfgang Ziebart becomes the new President and Chief Executive Officer at Infineon Technologies AG.

Dr. Wolfgang Ziebart becomes new Chief Executive Officer at Infineon

Munich, Germany – May 10, 2004 – Dr. Wolfgang Ziebart (54) was appointed by the Supervisory Board to the new President and CEO at Infineon Technologies AG today. Dr. Ziebart will assume his new responsibilities at Infineon not later than September 1, 2004.

“Thanks to his experience with turnarounds, his knowledge of the industry and his technical expertise, Dr. Ziebart displays all the outstanding qualifications required of a CEO at Infineon,” said Max Dietrich Kley, current Chief Executive Officer at
Infineon. “Together with him, the Management Board will work as a team to drive the strategic goals of Infineon, which will remain unchanged in their basic form, to motivate the employees and to further reinforce the company’s profit orientation.”

After completing a degree in engineering and his doctorate in Munich, Dr. Wolfgang Ziebart began his professional career in 1977 at automobile manufacturer BMW. There he held a number of different positions, was then responsible for the development of electronics and appointed to the Management Board in 1999. In 2000, Dr. Ziebart moved to Hannover to Continental AG, the automotive supplier, to head the Automotive Systems Division there with the focus on automotive electronics and electronic brake systems. One year later, he was appointed Deputy Chairman of the Executive Board at Continental AG.

Until Dr. Ziebart assumes his new duties at Infineon, Max Dietrich Kley will continue to act as CEO at the semiconductor manufacturing company. After he steps down as CEO, Kley will resume his currently resting function as Chairman of the Supervisory Board of Infineon.

About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communi-

For the Business and Trade Press: INFXX200405.061e

Corporate Communications Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Name: Guenter Gaugler Christoph Liedtke Kaye Lim Hirotaka Shiroguchi EU/APAC +49 89 234 26655	Phone / Fax: +49 89 234 28481 / 28482 +1 408 501 6790 / 2424 +65 6840 0689 / 0073 +81 3 5449 6795 / 6401 USA/CAN +1 408 501 6800	Email: guenter.gaugler@infineon.com christoph.liedtke@infineon.com kaye.lim@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com cations markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2003 (ending September), the company achieved sales of Euro 6.15 billion with about 32,300 employees world-wide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/

You can download video material in broadcast standard from

www.thenewsmarket.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: May 11, 2004	By:	/s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer

	By:	/s/ MICHAEL VON EICKSTEDT
Michael von Eickstedt
General Counsel and Senior Vice President